UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

F-star Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

30315R 107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30315R 107	Page 2 of 8 Pages

1.	Name of Reporting Persons Atlas Venture Opportunity Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 599,524(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 599,524(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 599,524(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P, a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO I LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO I LLC” and together with AVOF and AVAO I LP, the “Reporting Persons”) beneficially own 599,524 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO I LP is the general partner of AVOF and AVAO I LLC is the general partner of AVAO I LP. Each of AVAO I LP and AVAO I LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

(2) This percentage is calculated based upon 20,624,494 outstanding shares of Common Stock of the Issuer as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 and filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 30315R 107	Page 3 of 8 Pages

1.	Name of Reporting Persons Atlas Venture Associates Opportunity I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 599,524(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 599,524(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 599,524(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P, a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO I LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO I LLC” and together with AVOF and AVAO I LP, the “Reporting Persons”) beneficially own 599,524 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO I LP is the general partner of AVOF and AVAO I LLC is the general partner of AVAO I LP. Each of AVAO I LP and AVAO I LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

(2) This percentage is calculated based upon 20,624,494 outstanding shares of Common Stock of the Issuer as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 and filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 30315R 107	Page 4 of 8 Pages

1.	Name of Reporting Persons Atlas Venture Associates Opportunity I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 599,524(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 599,524(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 599,524(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P, a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO I LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO I LLC” and together with AVOF and AVAO I LP, the “Reporting Persons”) beneficially own 599,524 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO I LP is the general partner of AVOF and AVAO I LLC is the general partner of AVAO I LP. Each of AVAO I LP and AVAO I LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

(2) This percentage is calculated based upon 20,624,494 outstanding shares of Common Stock of the Issuer as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 and filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 30315R 107	Page 5 of 8 Pages

Item 1(a)	Name of Issuer

F-Star Therapeutics, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

Eddeva B920 Baraham Research Campus

Cambridge, United Kingdom CB22 3AT

Item 2(a)	Name of Person Filing

This Schedule 13G is filed by (i) Atlas Venture Opportunity Fund I, L.P, a Delaware limited partnership (“AVOF”), (ii) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO I LP”) and (iii) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO I LLC” and together with AVOF and AVAO I LP, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of the principal place of business of each of the Reporting Persons is c/o 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.

Item 2(c)	Citizenship

Each of AVOF and AVAO I LP is a Delaware limited partnership. AVAO I LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number

30315R 107

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person

(b) Percent of class: See Row 11 of cover page for each Reporting Person

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

CUSIP No. 30315R 107	Page 6 of 8 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

The response to Item 2(a) is incorporated herein by reference. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 30315R 107	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: February 11, 2022.

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By: /s/ Ommer Chohan

Name: Ommer Chohan

Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By: /s/ Ommer Chohan

Name: Ommer Chohan

Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By: /s/ Ommer Chohan

Name: Ommer Chohan

Title: Chief Financial Officer

EXHIBITS

A- Joint Filing Statement

CUSIP No. 30315R 107	Page 8 of 8 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 11, 2022.

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By: /s/ Ommer Chohan

Name: Ommer Chohan

Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By: /s/ Ommer Chohan

Name: Ommer Chohan

Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By: /s/ Ommer Chohan

Name: Ommer Chohan

Title: Chief Financial Officer